December 13, 2016

AerCap Holdings N.V.
Form 20-F Filed March 23, 2016
Form 6-K Filed November 8, 2016
File No. 1-33159

Dear Mr. O’Brien:

Reference is made to the comment letter (the “Comment Letter”) dated December 6, 2016 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Report on Form 20-F for the fiscal year ended December 31, 2015, filed by AerCap Holdings N.V. (the “Company”) with the Commission via EDGAR on March 23, 2016 and the Report on Form 6-K, filed by the Company with the Commission via EDGAR on November 8, 2016.

In order to consider and fully respond to the comments raised by the Staff in the Comment Letter, the Company believes that it will require additional time beyond the ten business days referred to therein.  Accordingly, the Company respectfully requests an extension of the time to respond to the Comment Letter until January 10, 2017.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me with any further comments or questions.

Sincerely,

/s/ Craig F. Arcella
Craig F. Arcella

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

VIA EDGAR

Copy to:

Mr. Keith Helming
Chief Financial Officer
AerCap Holdings N.V.
AerCap House
65 St. Stephen’s Green
Dublin 2
        Ireland

VIA E-MAIL

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